Exhibit 99.02

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Thousands of United States dollars)

	September 30	December 31	January 1
As at	2020	2019	2019
		(restated, notes 3 and 22)	(restated, notes 3 and 22)
ASSETS
Current assets
Cash and cash equivalents	$41,743	$23,106	$12,234
Accounts receivable	171	94	282
Prepaid expenses	679	53	151
	42,593	23,253	12,667
Restricted funds	533	509	150
VAT recoverable (note 7)	3,349	1,340	622
Deposits on long term assets (notes 5(a)(i) and 20(a))	18,069	—	—
Construction in progress (note 5(a)(i))	2,593	—	—
Equipment (note 6)	255	284	252
Exploration and evaluation assets (note 5(d))	118,923	125,643	124,099
TOTAL ASSETS	$186,315	$151,029	$137,790

LIABILITIES
Current liabilities
Trade and other payables (note 8)	$1,222	$802	$1,278
Accrued liabilities	3,452	1,578	1,405
	4,674	2,380	2,683
Lease obligations	22	44	—
Camino Rojo project loan (note 9)	13,445	12,961	—
Newmont loan (note 10)	8,093	9,647	4,475
Accrued liabilities – long term	395	261	—
Site closure provisions (note 11)	558	575	626
TOTAL LIABILITIES	27,187	25,868	7,784

SHAREHOLDERS' EQUITY
Share capital (note 13)	219,169	159,230	153,852
Reserves	29,570	30,061	19,931
Accumulated other comprehensive income (loss)	(6,459)	(1,027)	(3,393)
Accumulated deficit	(83,152)	(63,103)	(40,384)
TOTAL SHAREHOLDERS' EQUITY	159,128	125,161	130,006

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$186,315	$151,029	$137,790

Authorized by the Board of Directors on November 12, 2020, for issuance.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Thousands of United States dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2020	2019 (restated note 3)	2020	2019 (restated note 3)
EXPLORATION AND EVALUATION EXPENSES (note 5)
Assays and analysis	$59	$38	$88	$160
Drilling	258	292	258	1,021
Geological	379	289	799	1,260
Engineering	222	198	752	1,500
Environmental	123	213	214	530
Community and government	827	1,003	3,348	1,353
Land and water use, claims and concessions	695	974	3,855	3,286
Project management	—	38	—	131
Project review	—	27	6	115
Site activities	357	379	1,183	1,265
Site administration	670	177	1,841	1,264
Recognition of site closure provisions	—	—	15	—
	3,590	3,628	12,359	11,885

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	162	97	541	381
Professional fees	425	170	831	374
Regulatory	11	30	159	95
Salaries and benefits	563	423	1,354	1,256
	1,161	720	2,885	2,106

OTHER EXPENSES (INCOME)
Depreciation (note 6)	23	25	70	72
Share based payments (note 14)	705	580	2,089	2,195
Interest and finance costs (note 12)	1,503	467	2,718	723
Foreign exchange loss (gain)	1,688	(1)	947	19
Other (gains) and losses (note 10)	(1,019)	—	(1,019)	—
	2,900	1,071	4,805	3,009

LOSS FOR THE PERIOD	$7,651	$5,419	$20,049	$17,000

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	(2,934)	833	5,432	(305)
TOTAL COMPREHENSIVE LOSS	$4,717	$6,252	$25,481	$16,695

Weighted average number of common shares outstanding (millions)	227.5	185.1	213.1	181.4

Loss per share - basic and diluted	$0.03	$0.03	$0.09	$0.09

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
		2019		2019
Cash flows provided by (used in):	2020	(restated note 3)	2020	(restated note 3)
OPERATING ACTIVITIES
Loss for the period	$(7,651)	$(5,419)	$(20,049)	$(17,000)
Adjustments for items not affecting cash:
Depreciation	23	25	70	72
Share based compensation	705	580	2,089	2,195
Changes in site closure provisions charged to exploration expense	—	—	15	—
Newmont loan proceeds received in excess of fair value (note 10)	—	(572)	—	(1,283)
Accretion of the project loan (note 9)	646	—	1,950	—
Interest paid on the project loan (note 9)	(550)	—	(1,667)	—
Accretion of the Newmont loan (note 10)	917	481	974	805
Interest expense on leases	3	—	4	—
Other gains and losses	(1,019)	—	(1,019)	—
Exploration expenses paid via issuance of common shares	—	—	—	48
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(668)	100	(733)	415
Trade and other payables	455	(665)	485	(1,254)
Accrued liabilities	299	82	2,187	(416)
Cash used in operating activities	(6,840)	(5,388)	(15,694)	(16,418)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	—	54,959	—
Proceeds from exercise of warrants	1,259	2,616	2,806	2,877
Proceeds from exercise of stock options	1,470	349	1,689	349
Share issuance costs	—	(84)	(2,095)	(96)
Payment of principal portion of lease liabilities	(8)	(5)	(23)	(15)
Cash transaction costs of the Camino Rojo project loan	(35)	—	(35)	—
Advances received on the Newmont loan	—	2,396	—	5,070
Cash provided by financing activities	2,686	5,272	57,301	8,185

INVESTING ACTIVITIES
Purchase of equipment	(58)	(5)	(66)	(9)
Construction in progress	(1,134)	—	(2,685)	—
Deposits on long term assets	(8,242)	—	(18,709)	—
Restricted cash funded	(4)	(51)	(25)	(354)
Value added taxes paid, not immediately recoverable	(1,454)	(131)	(2,297)	(424)
Cash used in investing activities	(10,892)	(187)	(23,782)	(787)

Effects of exchange rate changes on cash	2,124	338	812	662

Net increase (decrease) in cash	(12,922)	35	18,637	(8,358)
Cash, beginning of period	54,665	3,841	23,106	12,234
CASH, END OF PERIOD	$41,743	$3,876	$41,743	$3,876

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Thousands of United States dollars)

	Common shares		Reserves			Accumulated
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2019 (restated, note 3)	179,315	$153,852	$6,867	$13,064	$19,931	$(3,393)	$(40,384)	$130,006
Shares issued for property payments	59	48	—	—	—	—	—	48
Warrants exercised	6,167	4,433	—	(1,535)	(1,535)	—	—	2,898
Warrants issued	—	(1,459)	—	1,459	1,459	—	—	—
Options exercised	338	675	(329)	—	(329)	—	—	346
Share issuance costs	—	(96)	—	—	—	—	—	(96)
RSUs redeemed	202	167	(167)	—	(167)	—	—	—
Share based payments	—	—	2,195	—	2,195	—	—	2,195
Loss for the period	—	—	—	—	—	—	(17,000)	(17,000)
Other comprehensive loss	—	—	—	—	—	305	—	305
Balance at September 30, 2019	186,081	$157,620	$8,566	$12,988	$21,554	$(3,088)	$(57,384)	$118,702

Balance at January 1, 2020	187,102	$159,230	$8,159	$21,902	$30,061	$(1,027)	$(63,103)	$125,161
Shares issued pursuant to a financing	36,600	54,959	—	—	—	—	—	54,959
Share issuance costs	—	(2,095)	—	—	—	—	—	(2,095)
Warrants exercised	2,013	3,305	—	(499)	(499)	—	—	2,806
Options exercised	1,837	3,041	(1,352)	—	(1,352)	—	—	1,689
RSUs redeemed	414	335	(335)	—	(335)	—	—	—
Bonus shares issued (note 14(d))	1,000	394	(394)	—	(394)	—	—	—
Share based payments	—	—	2,089	—	2,089	—	—	2,089
Loss for the period	—	—	—	—	—	—	(20,049)	(20,049)
Other comprehensive loss	—	—	—	—	—	(5,432)	—	(5,432)
Balance at September 30, 2020	228,966	$219,169	$8,167	$21,403	$29,570	$(6,459)	$(83,152)	$159,128

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2020, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operating activities. During the second quarter of 2020, the Company completed a C$75 million ($55 million) equity financing. To the end of the reporting period, the Company had received $25 million of a $125 million project loan facility in respect of the Camino Rojo project, and subsequent to the reporting period received a further $50 million.

The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration and development activities and our ability to attain profitable operations and generate cash or raise sufficient capital to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further loan and/or equity advances.

Since the beginning of the fiscal year, there was a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of these financial statements, it is not possible to determine the extent of the impact that this global health emergency will have on the Company’s activities in the future as the Company cannot predict the ultimate geographic spread of the disease, the duration of the outbreak, and possible government, societal, and individual responses to the situation. We continue to monitor our activities, in particular with regard to the safety of our personnel and the communities where we conduct our activities.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On November 12, 2020, the Board of Directors approved these consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

3.	CHANGE OF PRESENTATION CURRENCY

As a result of the continued advancement of the Camino Rojo Project, the Company changed its presentation currency from Canadian dollars to United States dollars effective January 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar or Mexican peso functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s corporate office, which has a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Mexican peso entities has been adjusted since it now reflects the translation into the new US dollar presentation currency.

(a)	Adjustment to previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 and January 1, 2019 include adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars at December 31, 2019 were 1.2988 CAD/USD and 18.87 MXN/USD, and at January 1, 2019 were 1.3642 CAD/USD and 19.65 MXN/USD. Refer to note 22(a) for the effects of the translation.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three and nine months ended September 30, 2019 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the three and nine months ended September 30, 2019 were 1.3292 CAD/USD and 19.2511 MXN/USD, which were the average exchange rates for the period. Refer to note 22(b) for the effects of the translation.

(b)	Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, remained unchanged and were as follows for periods presented.

Orla Mining Ltd.	Canadian dollars
Minerometalúrgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Monitor Gold Corporation	United States dollars

4.	SIGNIFICANT ACCOUNTING POLICIES

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2019.

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo was granted to Newmont as part of the acquisition.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option. We maintain a right of first refusal on the Royalty. On September 21, 2020, Newmont announced that it had entered into an agreement to sell the Royalty. Our right of first refusal expires on December 20, 2020.

As of the issuance date of these financial statements, we have received all permits for the construction of a mine at Camino Rojo. The permits were issued with a series of customary conditions, all of which have been met or have been submitted for final approval. In anticipation of such approvals, we have already commenced activities such as construction engineering and design work which are not necessarily of an exploration and evaluation nature. Consequently, we are presenting these costs as construction in progress.

(i)	Construction in progress

Total
Construction in progress at historical rates
At December 31, 2019	$—
Additions	2,685
At September 30, 2020	$2,685

Accumulated foreign exchange on translation
At December 31, 2019	—
Due to changes in exchange rates	(92)
At September 30, 2020	$(92)

Construction in progress
At December 31, 2019	$—
At September 30, 2020	$2,593

The figures in the above totals do not include deposits which have been made on key components and construction items related to the Camino Rojo project, which at September 30, 2020, totaled approximately $18.1 million (December 31, 2019 – $nil).

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received; however, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

In 2019, the payments required under the option agreements consisted of $50,000 in share issuances, a $20,000 in advance royalty payments, and $30,000 in work commitments, all of which requirements were met by the Company. For 2020, these consist of $40,000 in advance royalty payments, and $75,000 in work commitments, both of which requirements for 2020 have been met. To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

(d)	Exploration and evaluation assets

	Camino Rojo	Cerro Quema	Monitor Gold	Total
Acquisition costs at historical rates
At December 31, 2019	$42,615	$82,429	$314	$125,358
Additions	—	—	—	—
At September 30, 2020	$42,615	$82,429	$314	$125,358

Accumulated foreign exchange on translation
At December 31, 2019	285	—	—	285
Due to changes in exchange rates	(6,720)	—	—	(6,720)
At September 30, 2020	$(6,435)	$—	$—	$(6,435)

Acquisition costs
At December 31, 2019	$42,900	$82,429	$314	$125,643
At September 30, 2020	$36,180	$82,429	$314	$118,923

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(e)	Exploration and evaluation expense

Three months ended September 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$59	$—	$—	$—	$59
Drilling	181	77	—	—	258
Geological	212	163	4	—	379
Engineering	159	63	—	—	222
Environmental	52	71	—	—	123
Community and government	734	93	—	—	827
Land, water use, and claims	614	—	81	—	695
Site activities	237	120	—	—	357
Site administration	208	461	1	—	670
	$2,456	$1,048	$86	$—	$3,590

Nine months ended September 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$87	$—	$1	$—	$88
Drilling	181	77	—	—	258
Geological	564	231	4	—	799
Engineering	633	119	—	—	752
Environmental	106	108	—	—	214
Community and government	3,075	273	—	—	3,348
Land, water use, and claims	3,734	—	121	—	3,855
Project review	—	—	—	6	6
Site activities	769	414	—	—	1,183
Site administration	1,016	824	1	—	1,841
Recognition of site closure provisions	15	—	—	—	15
	$10,180	$2,046	$127	$6	$12,359

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Three months ended September 30, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$24	$14	$—	$—	$38
Drilling	287	5	—	—	292
Geological	252	31	6	—	289
Engineering	194	4	—	—	198
Environmental	132	81	—	—	213
Community and government	892	111	—	—	1,003
Land, water use, and claims	774	119	81	—	974
Project management	38	—	—	—	38
Project review	—	—	—	27	27
Site activities	370	9	—	—	379
Site administration	46	131	—	—	177
	$3,009	$505	$87	$27	$3,628

Nine months ended September 30, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$123	$37	$—	$—	$160
Drilling	1,016	5	—	—	1,021
Geological	756	472	32	—	1,260
Engineering	1,496	4	—	—	1,500
Environmental	449	81	—	—	530
Community and government	1,101	252	—	—	1,353
Land, water use, and claims	3,008	121	157	—	3,286
Project management	131	—	—	—	131
Project review	—	—	—	115	115
Site activities	800	465	—	—	1,265
Site administration	353	909	2	—	1,264
	$9,233	$2,346	$191	$115	$11,885

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	EQUIPMENT

	Cost				Accumulated depreciation				Net book value
	Begin of year	Changes during the period	Effect of FX	End of period	Begin of year	Changes during the period	Effect of FX	End of period	Begin of year	End of period
Machinery and equipment	$324	$14	$(18)	$320	$205	$22	$(4)	$223	$119	$97
Office equipment	36	—	(4)	32	15	1	(1)	15	21	17
Computers and software	150	15	(8)	157	96	21	(3)	114	54	43
Other equipment	—	2	—	2	—	—	—	—	—	2
Vehicles	21	35	(1)	55	2	6	—	8	19	47
Buildings – leases	89	—	(2)	87	18	20	—	38	71	49
Total	$620	$66	$(33)	$653	$336	$70	$(8)	$398	$284	$255

7.	VALUE ADDED TAXES (“VAT”) RECOVERABLE

Our Mexican entities pay value-added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

We also paid approximately 72 million Mexican pesos (approximately $3,860,000) of IVA on the initial acquisition of the Camino Rojo project, which is classified within exploration and evaluation assets as part of acquisition cost (note 5(a) and 5(d)).

IVA paid in Mexico is fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. Accordingly, we have classified Mexican IVA recoverable as long term.

8.	TRADE AND OTHER PAYABLES

	September 30, 2020	December 31, 2019
Trade payables	$964	$492
Payroll related liabilities	233	208
Lease obligations – current	25	23
Interest payable on Camino Rojo project loan	—	79
	$1,222	$802

9.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”).

The Credit Facility provides a total of US$125 million to the Company, available in three tranches. The first tranche of US$25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. The second and third tranches provide US$50 million each, available for drawdown after satisfaction of conditions precedent, including the receipt of certain key permits required for the development of the Camino Rojo project.

Subsequent to the reporting period, the Company drew upon the second tranche of this Credit Facility.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal re-payments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

On December 18, 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing of the Credit Facility.

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of year	$12,961	$—
Amounts drawn down during the period	—	25,000
Cash transaction costs	(35)	(3,158)
Warrants issued to the lenders	—	(8,968)
Amortization of the transaction costs	283	86
Foreign exchange	236	1
Balance, end of period	$13,445	$12,961

10.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, 219,446,000 pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

The original agreement provided that the Company may, at its option, repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares (subject to certain maximum ownership limits). During the reporting period, the Company agreed with Newmont that the repayment would be made in cash.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date. Amounts received in excess of fair value on the date of the advances were credited to exploration expense.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars (thousands)
	Undiscounted	Discounted
At January 1, 2019	121,865	87,917	$4,475
Advances received	97,601	72,897	3,676
Accretion during the year	—	21,886	1,104
Foreign exchange	—	—	392
At December 31, 2019	219,466	182,700	$9,647
Accretion year to date	—	21,134	974
Modification gains arising from changes in estimates	—	(22,093)	(1,019)
Foreign exchange	—	—	(1,509)
At September 30, 2020	219,466	181,741	$8,093

11.	SITE CLOSURE PROVISIONS

	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2019	$232	$343	$575
At September 30, 2020	$215	$343	$558

12.	INTEREST AND FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Accretion on Camino Rojo project loan (note 9)	$646	$—	$1,950	$—
Accretion on Newmont loan (note 10)	917	481	974	805
Interest expense on leases	1	2	4	3
Interest income	(61)	(16)	(210)	(85)
	$1,503	$467	$2,718	$723

13.	SHARE CAPITAL

(a)	Issued share capital

On April 3, 2020, the Company closed an equity financing of 36,600,000 common shares at a price of C$2.05 per common share for aggregate gross proceeds to the Company of C$75,030,000 ($54,959,000).

During the nine months ended September 30, 2020, the Company issued:

•	2,013,050 common shares pursuant to the exercise of warrants for proceeds of $2,806,000 (note 13(b)).

•	1,837,103 common shares pursuant to the exercise of stock options for proceeds of $1,689,000 (note 14(a)).

•	414,060 common shares pursuant to the vesting of RSUs (note 14(b)).

•	1,000,000 common shares pursuant to the vesting of bonus shares (note 14(d)).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price		December 31 2019		Issued	Exercised		September 30 2020
February 15, 2021	C$	2.35		8,790,600	—		(963,050)		7,827,550
July 8, 2021	C$	0.62		570,000	—		(200,000)		370,000
June 12, 2022	C$	1.65		5,842,500	—		(850,000)		4,992,500
November 7, 2022	C$	1.40		3,000,000	—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000	—		—		32,500,000
Total number of warrants				50,703,100	—		(2,013,050)		48,690,050

Weighted average exercise price			C$	2.61	—	C$	1.88	C$	2.64

14.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

Share based payments expense	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Stock options	$554	$246	$1,330	$1,251
Restricted share units	151	122	410	296
Deferred share units	—	85	218	275
Bonus shares	—	127	131	373
Share based payments expense	$705	$580	$2,089	$2,195

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options outstanding	Number	Weighted average exercise price
As at January 1, 2019	9,124,005	C$	1.23
Granted	2,199,322		1.08
Exercised	(1,358,491)		1.16
Expired or cancelled	(47,500)		1.48
As at December 31, 2019	9,917,336		1.20
Granted	2,233,438		2.91
Exercised	(1,837,103)		1.23
Expired, forfeited or cancelled	(78,744)		1.17
As at September 30, 2020	10,234,927	C$	1.57

Vested, December 31, 2019	7,229,622	C$	1.22
Vested, September 30, 2020	7,715,687	C$	1.37

The options granted during the nine months ended September 30, 2020 had an aggregate grant date fair value of $2,015,000 (C$2,729,000) which was determined using a Black Scholes option pricing model with the following assumptions:

•	Expected volatility 48%, expected life 5 years, Canadian dollar risk free interest rate 0.5%, dividends nil.

The options granted during the nine months ended September 30, 2019 had an aggregate grant date fair value of $737,000 (C$932,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 50%, expected life 5 years, Canadian dollar risk free interest rate 1.5%, dividends nil.

Subsequent to the reporting period, 175,000 stock options were exercised, for gross proceeds to the Company of $19,980.

(b)	Restricted Share Units

Number of RSUs outstanding:	Total	Number vesting in the year
	number	2020	2021	2022	2023
Outstanding, December 31, 2019	1,014,972	365,882	365,880	283,210	—
Awarded during the period	320,447	—	106,818	106,815	106,814
Settled or cancelled during the period	(414,063)	(365,882)	(24,091)	(24,090)	—
Outstanding, September 30, 2020	921,356	—	448,607	365,935	106,814

RSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

DSUs outstanding:
Number
Outstanding, December 31, 2019	508,780
Awarded	135,745
Outstanding, September 30, 2020	644,525

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(d)	Bonus shares

Bonus shares outstanding:
Number
Outstanding, December 31, 2019	1,500,000
Vested and issued during the period	(1,000,000)
Outstanding, September 30, 2020	500,000
Vested, September 30, 2020	500,000

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of the grant. The amount of $655,000 was recognized on a straight line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares were structured in four tranches of 250,000 bonus shares each, vesting and issuable upon the achievement of certain share price thresholds particular to each tranche. Upon initial recognition we estimated the dates that each of these market condition tranches would vest, such dates ranging from December 2019 to March 2022. The award date fair value ($537,000, or $0.537 per bonus share) is recognized on a straight line basis over the estimated vesting periods. During the three months ended June 30, 2020, two of these tranches vested and the bonus shares were issued. The third and fourth tranches of 250,000 each vested during the three months ended September 30, 2020 and the bonus shares were issued. Consequently, the total fair value has been recognized as at September 30, 2020.

15.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Short term incentive plans
Salaries	$197	$314	$929	$945
Directors’ fees	43	45	127	114
	240	359	1,056	1,059
Share based payments	271	531	1,390	1,801
Total	$511	$890	$2,446	$2,860

(b)	Transactions

The Company had no other material transactions with related parties, other than with key management personnel as described above, during the three and nine months ended September 30, 2020, or during the year ended December 31, 2019.

(c)	Outstanding balances at the Reporting Date

At September 30, 2020, estimated accrued short term incentive compensation to key management personnel totaled $403,000 and was included in accrued liabilities (December 31, 2019 – $540,000).

16.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Non-cash activities

The non-cash investing and financing activities of the Company include the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	1,174	329	1,352	329
Warrants exercised, credited to share capital with an offset to reserves	228	1,402	499	1,535
Shares issued on maturity of RSUs, credited to share capital with offset to reserves	46	5	335	167
Shares issued on vesting of bonus shares, credited to share capital with offset to reserves	36	—	394	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Cash and cash equivalents

Cash consists of the following:

	September 30, 2020	September 30, 2019
Bank current accounts and cash on hand	$41,743	$3,876

17.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At September 30, 2020
Equipment	$159	$32	$—	$64	$255
Exploration and evaluation assets	36,180	82,429	314	—	118,923

	Mexico	Panama	USA	Canada	Total
At December 31, 2019
Equipment	$140	$48	$—	$96	$284
Exploration and evaluation assets	42,900	82,429	314	—	125,643

18.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

There was no change to our policy for capital management during the three and nine months ended September 30, 2020.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt, acquire or dispose of assets, or adjust the amount of cash and short-term investments. To maximize ongoing development efforts, we do not currently pay dividends.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At the end of 2019, we entered into a Credit Facility (note 9) in respect of the Camino Rojo project pursuant to which we have drawn $25 million of a total available $125 million. The Credit Facility requires us to maintain a minimum working capital of $5 million.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Our ability to carry out our long-range strategic objectives in future years depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

19.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At September 30, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$41,743	$41,743	$—	$—	$—	$41,743
Accounts receivable	Amortized cost	64	—	—	—	64	64
Restricted funds	Amortized cost	383	—	383	—	—	383
		$42,190	41,743	$383	$—	$64	$42,190

Financial liabilities
Trade payables	Amortized cost	$964	$—	$—	$—	$964	$964
Lease obligation	Amortized cost	47	—	47	—	—	47
Camino Rojo project loan	Amortized cost	13,445	—	13,445	—	—	25,000
Newmont loan	Amortized cost	8,093	—	8,093	—	—	8,538
		$22,549	$—	$21,585	$—	$964	$34,549

The fair value of the Newmont loan at September 30, 2020 was estimated at $8.5 million using an exchange rate of 22.4573 MXN/USD and a discount rate of 10.6%.

At December 31, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$23,106	$23,106	$—	$—	$—	$23,106
Accounts receivable	Amortized cost	18	—	—	—	18	18
Restricted funds	Amortized cost	509	—	509	—	—	509
		$23,633	23,106	$509	$—	$18	$23,633

Financial liabilities
Trade payables	Amortized cost	$802	$—	$—	$—	$802	$802
Lease obligation	Amortized cost	67	—	—	—	67	67
Camino Rojo project loan	Amortized cost	12,961	—	12,961	—	—	12,961
Newmont loan	Amortized cost	9,647	—	9,647	—	—	9,647
		$23,477	$—	$22,608	$—	$869	$23,477

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

During the period ended September 30, 2020, the Company issued purchase orders for long lead equipment necessary for the construction of the Camino Rojo mine. At September 30, 2020, these outstanding purchase orders and contracts totaled approximately $47,300,000 (December 31, 2019 – $2,483,000), which we expect will be filled within the next 12 months.

In the event of a change in control, the Company is committed to severance payments amounting to approximately $2,860,000 (December 31, 2019 – $2,020,000) to certain officers and management. No amounts have been recorded in these consolidated financial statements to reflect such severance payments.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

21.	EVENTS AFTER THE REPORTING PERIOD

(a)	Share Issuances

Subsequent to the reporting period, the Company drew on the second tranche of the Camino Rojo project loan (note 9) and issued common shares from the exercise of stock options (note 14(a)).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in note 3 above were as follows.

(a)	Effect on the consolidated balance sheets as at December 31, 2019 and January 1, 2019

	December 31, 2019				January 1, 2019
	USD		CAD		USD		CAD
ASSETS
Current assets
Cash and cash equivalents	US$	23,106	C$	30,009	US$	12,234	C$	16,686
Accounts receivable		94		122		282		385
Prepaid expenses		53		64		151		206
		23,253		30,195		12,667		17,277
Restricted funds		509		662		150		205
Value added taxes recoverable		1,340		1,747		622		849
Equipment		284		370		252		344
Exploration and evaluation assets		125,643		163,383		124,099		169,282
TOTAL ASSETS	US$	151,029	C$	196,357	US$	137,790	C$	187,957

LIABILITIES
Current liabilities
Trade and other payables	US$	802	C$	1,042	US$	1,278	C$	1,743
Accrued liabilities		1,578		2,049		1,405		1,916
		2,380		3,091		2,683		3,659
Lease obligations		44		57		—		—
Camino Rojo project loan		12,961		16,833		—		—
Newmont loan		9,647		12,573		4,475		6,103
Accrued liabilities – long term		261		338		—		—
Site closure provisions		575		748		626		745
TOTAL LIABILITIES		25,868		33,640		7,784		10,507

SHAREHOLDERS' EQUITY
Share capital		159,230		208,186		153,852		201,077
Reserves		30,061		39,348		19,931		25,960
Accumulated other comprehensive income (loss)		(1,027)		(1,036)		(3,393)		4,797
Accumulated deficit		(63,103)		(83,781)		(40,384)		(54,384)
TOTAL SHAREHOLDERS' EQUITY		125,161		162,717		130,006		177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	US$	151,029	C$	196,357	US$	137,790	C$	187,957

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Effect on the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2019

	Nine months ended September 30, 2019
	USD		CAD
EXPLORATION AND EVALUATION EXPENSES
Assays and analysis	US$	160	C$	213
Drilling		1,021		1,358
Geological		1,260		1,675
Engineering		1,500		1,993
Environmental		530		706
Community and government		1,353		1,867
Land and water use, claims and concessions		3,286		4,302
Project management		131		174
Project review		115		153
Site activities		1,265		1,682
Site administration		1,264		1,679
		11,885		15,802

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative		381		506
Professional fees		374		496
Regulatory and transfer agent		95		126
Salaries and benefits		1,256		1,670
		2,106		2,798

OTHER EXPENSES (INCOME)
Depreciation		72		96
Share based payments		2,195		2,918
Interest and finance costs		723		961
Foreign exchange loss (gain)		19		27
		3,009		4,002

LOSS FOR THE YEAR	US$	17,000	C$	22,602

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations		(305)		4,805
TOTAL COMPREHENSIVE LOSS	US$	16,695	C$	27,407

Weighted average number of common shares outstanding (millions)		181.4		181.4

Loss per share - basic and diluted	US$	0.09	C$	0.12